

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Howard Lutnick
Chief Executive Officer
CF Finance Acquisition Corp. II
110 East 59th Street
New York, NY 10022

Re: CF Finance Acquisition Corp. II
Registration Statement on Form S-4
Filed December 23, 2020
File No. 333-251683

Dear Mr. Lutnick:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed December 23, 2020

Summary Consolidated Financial Data of View, page 45

1.   Due to the fact that the redeemable convertible preferred stock is prohibited from being included in stockholders' deficit, please separately present redeemable convertible preferred stock and stockholders' deficit. This comment is also applicable to the disclosures in Selected Historical Consolidated Financial Information of View on page 210.

Comparative Per Share Information, page 52

2.   Please provide pro forma equivalent per share disclosures as required by Part I.A, Item 3(f) of Form S-4.

The Combined Entity's certificate of incorporation , page 95

3.   You disclose the exclusive forum provision in the combined entity's certificate of incorporation and in Article Eleventh of Annex C. Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Unaudited Pro Forma Condensed Combined Financial Information, page 102

4.   Refer to note 2 adjustment (E) on page 112. Please clarify where and how the estimated expenses associated with the PIPE investment are reflected in the pro forma financial statements.

5.   Refer to note 2 adjustment (AA) on page 112. Please more fully disclose and discuss how you determined the stock based compensation charges you recorded during the annual and interim periods. Please also disclose the total amount of stock based compensation expected to be recognized as a result of the stock options and restricted stock units to be granted and indicate the time periods over which the compensation is expected to be recognized.

6.   Refer to note 3 on page 113. Please disclose the numbers of options and warrants excluded from the loss per share calculations because they are anti-dilutive.

Recommendation of the CF II Board, page 116

7.   Please revise to quantify the amount of expense and other reimbursement to the CF II officers, directors and sponsor discussed on page 116.

Certain United States Federal Income Tax Considerations, page 149

8.   Please disclose the anticipated tax consequences of the business combination transaction. Also, if the tax consequence you disclose represent the opinion of counsel, as indicated by to-be-filed Exhibit 8.1, please ensure the disclosure names counsel and that the disclosure represents its opinion. Also, please remove the term "certain" in the heading and the introductory language because it raises a concern that the author of the opinion may be omitting a material tax consequence. For guidance you may wish to refer to Section III.C.1. of Staff Legal Bulletin No. 19 (CF) available on the Commission's website.

Management's Discussion and Analysis of Financial Condition and Results of Operations of View, page 211

9.   Please revise your disclosures related to annual and interim results of operations to address the following:
        •   Quantify the impact changes in volume and price had on revenues during each period

presented;
- More fully explain the specific facts and circumstances related to the additional warranty you recorded, including the assumptions underlying the amount you accrued. If you believe an additional loss is reasonably possible, disclose that fact and disclose the amount of the estimated additional loss or, if applicable, disclose you are unable to estimate the amount of the additional loss and explain the reasons why; and
- More fully explain the specific facts and circumstances related to the re-allocation between cost of revenue and SG&A, including the specific nature of the costs and the reason why they were re-allocated and are not consistently presented in the financial statements.

Consolidated Financial Statements - View Inc.
3. Revenue, page F-54

10.   Please tell us the amount of revenue you recognized over time and at a point in time during each period presented. Please also explain to us why you do not present disaggregated revenue disclosures for revenue recognized over time and at a point in time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sabrina He